EXHIBIT 99.1
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HUSKY ENERGY INC.

                             N E W S

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                                                               August 21, 2006

For immediate release

              HUSKY ANNOUNCES TUCKER OIL SANDS PROJECT COMPLETION

CALGARY, ALBERTA - Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc., is pleased to advise that construction on the Tucker Oil
Sands Project is complete and that steam injection into the reservoir commenced on August 20th.

First oil is anticipated in November of this year, with peak production of more than 30,000 barrels per day expected to be achieved within two years after commencement. During the 35-year Tucker project life, Husky expects to produce approximately 350 million barrels of bitumen. The facility will employ approximately 40 full time workers.

Construction on the project, 30 kilometres northwest of Cold Lake, Alberta, began in the fall of 2004 and at its peak employed approximately 700 on-site workers from several contractors. Total project capital costs are below the budget of $500 million. Husky used a lump sum turnkey contract for the Central Processing Facility, which amounted to approximately 60 percent of the total project capital costs.

"Tucker is in close proximity to Husky's Cold Lake pipeline system and heavy oil upgrader in Lloydminster, Saskatchewan making it an attractive integrated project," said Mr. Lau. "I wish to congratulate the Husky project execution team and its contractors in completing the work on time and under budget, given the cost pressures and wet weather of 2005."


HUSKY ENERGY IS A CANADIAN-BASED INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS OR INFORMATION - CERTAIN STATEMENTS CONTAINED IN THIS NEWS RELEASE CONSTITUTE FORWARD-LOOKING STATEMENTS OR INFORMATION (COLLECTIVELY, "FORWARD-LOOKING STATEMENTS") WITHIN THE MEANING OF APPLICABLE SECURITIES LEGISLATION. THESE FORWARD-LOOKING STATEMENTS RELATE TO FUTURE EVENTS OR HUSKY'S FUTURE PERFORMANCE. THE USE OF ANY OF THE WORDS "COULD", "EXPECT", "BELIEVE", "WILL", "PROJECTED", "ESTIMATED" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS AND ARE BASED ON HUSKY'S CURRENT BELIEF OR ASSUMPTIONS AS TO THE OUTCOME AND TIMING OF SUCH FUTURE EVENTS. IN PARTICULAR, IN THIS NEWS RELEASE FORWARD-LOOKING STATEMENTS INCLUDE REFERENCES TO TUCKER PEAK PRODUCTION TIMING AND VOLUMES AND TUCKER PROJECT LIFE AND PRODUCTION. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES (ACCESSIBLE THROUGH THE SEDAR WEBSITE WWW.SEDAR.COM AND THE EDGAR WEBSITE WWW.SEC.GOV) DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS DRILLING RESULTS, CHANGES IN BUSINESS PLANS AND POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES, THAT COULD INFLUENCE ACTUAL RESULTS. EXCEPT AS REQUIRED BY LAW, HUSKY DISCLAIMS ANY INTENTION OR OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


For further information, please contact:

Tanis Thacker                                   Garry Mihaichuk
Senior Analyst, Investor Relations              Vice President, Oil Sands
Husky Energy Inc.                               Husky Energy Inc.
(403) 298-6747                                  (403) 298-6692




             707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
             T: (403) 298-6111  F: (403) 298-7464